March 23, 2017

BY EDGAR

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street N.E.
Washington, D.C. 20549

Re:	Sony Corporation Form 20-F for the Fiscal Year Ended March 31, 2016 Filed June 17, 2016 File No. 001-06439

Dear Mr. Spirgel:

On behalf of our client Sony Corporation (together with its consolidated subsidiaries referred to as “Sony”), we set forth herein responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), contained in its letter dated March 9, 2017, on Sony’s Annual Report on Form 20-F for the fiscal year ended March 31, 2016.

Mr. Larry Spirgel, p. 2

Item 5. Operating and Financial Review and Prospects

Operating Performance by Business Segment, page 47

1.

In future filings, enhance your segment disclosure to include greater detail with respect to the underlying reasons for any significant recent events, uncertainties, or trends in sales that are reasonably likely to have a material effect on your revenues or profitability. We note, for purposes of example only, that both revenues and sales for your Imaging Products and Solutions segment have declined steadily over the last three fiscal years and you will consolidate this segment into a wholly-owned subsidiary at the start of fiscal 2017. The reasons why sales have declined should be explained, and any steps that management is planning to address this negative trend should be detailed. Please refer to Item 5(D) of Form 20-F.

Response: Sony notes the Staff’s comment and respectfully informs the Staff that Sony will enhance its segment disclosure in future filings, including with respect to Sony’s Imaging Products and Solutions segment, to provide greater detail with respect to the underlying reasons for any significant recent events, uncertainties, or trends in sales that are reasonably likely to have a material effect on Sony’s revenues or profitability.

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If you have questions or require additional information, please do not hesitate to contact me at (212) 225-2286.

Very truly yours, /s/ Adam E. Fleisher___________________ Adam E. Fleisher

cc:

Mr. Kenichiro Yoshida, Executive Vice President and Chief Financial Officer

Sony Corporation

Ms. Christie Wong, Staff Accountant

Mr. Dean Suehiro, Senior Staff Accountant

Mr. Joshua Shainess, Attorney-Advisor

Division of Corporation Finance, Securities and Exchange Commission